As filed with the Securities and Exchange Commission on May 5, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

May 5, 2004

ROYALE ENERGY, INC.
(Exact name of registrant as specified in its charter)

California	**0-22750**	**33-02224120**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7676 Hazard Center Drive, Suite 1500
San Diego, California 92108
(Address of principal executive office)

Issuer's telephone number: **(619) 297-8505**

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

99.2. Press Release dated May 5, 2004

Item 12. Results of Operations and Financial Condition

This information set forth under “Item 12. Results Of Operations And Financial Condition,” including the Exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

On May 5, 2004, Royale Energy released the attached press release reporting first quarter earnings for 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYALE ENERGY, INC.

Date: May 5, 2004   */s/ Stephen M. Hosmer*
                                       Stephen M. Hosmer, Executive Vice President and
                                       Chief Financial Officer

Exhibit 99.2

Royale Energy Inc announces first quarter 2004 earnings of 15 cents per share vs 9 cents per share in the prior year on a 38% increase in Revenue and a 53% jump in Natural Gas production.

SAN DIEGO, May 5, 2004 Royale Energy Inc (NASDAQ:ROYL) earned $961,625 or 15 cents per fully diluted share in the first quarter of 2004 as compared to $585,061 or 9 cents per share in the same period last year. This represents an increase of 64.4% in year-over-year earnings for the company.

Total Revenue for the first quarter 2004 increased 38% to $5,513,278 from $3,994,788 in first quarter of the prior year.

Natural gas production, net to the company's interest increased 53% from 390,280 MCF to 597,669 MCF for first quarter 2004.

This dramatic increase in production and a continued strong price, $5.15 per MCF average price, contributed to the strong first quarter results.

Because of the normal weather delays to drilling operations experienced in first quarter the company plans to substantially increase its drilling schedule for both second and third quarters.

	Three Months Ended March 31,	
	2004	2003
Total Revenues	$5,513,278	$3,994,788
Income Before Income Tax Expense	$1,453,019	$635,927
Net Income	$961,625	$585,061
Basic Earnings Per Share	$0.16	$0.10
Diluted Earnings Per Share	$0.15	$0.09
Basic Shares Outstanding	6,144,398	6,144,398
Diluted Shares	6,257,791	6,257,791
Natural Gas Production (MCF)	597,669	390,280
Oil & Condensate Production (Brls)	6,240	5,305

Forward Looking Statements
In addition to historical information contained herein, this news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, subject to various risks and uncertainties that could cause the company's actual results to differ materially from those in the "forward-looking" statements. While the company believes its forward looking statements are based upon reasonable assumptions, there are factors that are difficult to predict and that are influenced by economic and other conditions beyond the company's control. Investors are directed to consider such risks and other uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.
About the Company
Headquartered in San Diego, Royale Energy Inc. engages in the exploration and development of domestic oil and/or natural gas, through the application of modern computer-aided exploration technology. Royale Energy has been a leading producer of oil and

natural gas for nearly 20 years. The company's strength is continually reaffirmed by investors who participate in funding over 50% of the company's new projects. Additional information about Royale Energy Inc. is available on its Web site at www.ROYL.com
Stock Trading Information
The common stock of Royale Energy Inc. is traded on the NASDAQ Stock Market under the symbol "ROYL." For information, contact American Stock Transfer at 718-921-8210. 59 Maiden Lane New York, New York 10038.

Contact:

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    Royale Energy Inc.
    Jennifer Crisologo, 800-447-8505
    Fax: 619-881-2898
    ir@royl.com
www.royl.com
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